UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File Number       33-02794

POLARIS AIRCRAFT INCOME FUND II

(Exact name of registrant as specified in its charter)

201 High Ridge Road, Stamford, Connecticut 06927 (203) 357-3776

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[X] [ ] [ ] [ ]	Rule 12(h)-3(b)(1)(i) Rule 12(h)-3(b)(1)(ii) Rule 12(h)-3(b)(2)(i) Rule 12(h)-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ] [ ]

Approximate number of holders of record as of the certification or notice date:

NONE, FOLLOWING THE FILING OF THE REGISTRANT’S CERTIFICATE OF CANCELLATION
WITH THE CALIFORNIA SECRETARY OF STATE.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Polaris Investment Management Corporation, the general partner of the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POLARIS AIRCRAFT INCOME FUND II (Registrant)
	By:	Polaris Investment Management Corporation, General Partner

January 18, 2005		BY: /s/ Stephen E. Yost Stephen E. Yost, Chief Financial Officer